                                          EQU: TSX, NYSE

EQUAL ENERGY ANNOUNCES INCREASE TO CAPITAL BUDGET
Second Half Drilling Activity Accelerated

Calgary, Alberta – (CNW – August 13, 2010) Equal Energy (“Equal” or “the Company”) today announced that its Board of Directors has approved an increase in its 2010 capital budget to $50 million from the previous guidance of $40 million.  The additional funds will be deployed primarily to accelerate drilling activity on Equal’s key oil resource plays and are net of asset acquisitions and divestitures.  The budget now consists of $40 million in drilling and tie-in capital, $17 million of land, seismic and maintenance capital, reduced by the amount of asset dispositions less asset acquisitions of $7 million.

The drilling program will be focused on increasing our pace of development on the Cardium (up to 3 additional wells) and Viking (as many as 4 wells) plays in Alberta, and the Circus Viola play in Oklahoma (up to 2 further wells).  In addition, there will be field development drilling in the Dina PPP pool (up to 4 wells) and Princess Pekisko pools (one or 2 wells) in Canada, as well as one well in the Hunton play in Oklahoma.  This program is already underway and will result in three drilling rigs running simultaneously by early September and continuing for most of the remainder of the year.  In total 16 wells (approximately net 14 wells) are currently planned to be drilled in the second half, compared to eight wells in the first half (5.7 net wells).  Virtually all of the planned drilling is focused on oil development.

Production guidance continues to be in the range of 9,200 to 9,700 boepd for the year average, but the year end exit rate is expected to be on the high end of this range as a result of our increased level of activity.

Don Klapko, Equal’s President and CEO commented, “We are excited to ramp up our efforts in the second half which is definitely focused on growth.  The non-core asset disposition and subsequent equity raise in early July have given us the financial flexibility to get a jump start on our 2011 growth plans.  With oil trading in the US$80/bbl range, this program will not only generate excellent returns, but will also contribute to a meaningful improvement in our operating margins.”

Don Klapko
President and Chief Executive Officer
(403) 263-0262 or (877) 263-0262

info@equalenergy.ca
www.equalenergy.ca

About Equal Energy Ltd.
Equal is an exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Equal’s shares and debentures are listed on the Toronto Stock Exchange under the symbols (EQU, EQU.DB, EQU.DB.A) and Equal’s shares are listed on the New York Stock Exchange under the symbol (EQU).  The portfolio of oil and gas properties is geographically diversified with producing properties located in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 52 percent crude oil and natural gas liquids and 48 percent natural gas.  Equal has compiled a multi-year drilling inventory for its properties including its new oil play opportunities in the Cardium in west central Alberta and the Circus prospect in southern Oklahoma.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. In particular, drilling plans, on-production dates and production continuity are particularly subject to uncertainties and uncontrollable events such as surface access, rig availability, equipment availability, weather conditions, changes in geological interpretation, and other factors.  Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Equal's operations or financial results are included in Equal's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Equal's website (www.equalenergy.ca) or by contacting Equal.  Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

All dollar values are in Canadian dollars unless otherwise stated.